August 21, 2019

Re:	Kosmos Energy Ltd. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2018 (“the “Form 10-K”)

Filed March 1, 2019

File No. 001-35167

Mr. Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-4628

Dear Mr. Skinner:

This letter is in response to your letter dated August 12, 2019. We have set forth your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1 - Business

Our Reserves, page 20

1.	Revise the Summary of Oil and Gas Reserve table to provide oil and gas reserve information by geographic area, as well as in the aggregate in accordance with Item 1202(a)(2) of Regulation S-K. On a similar note, your table on page 125 should also be revised to present the net quantities of proved reserves of oil and gas and the changes in them by geographic area and in the aggregate in accordance with FASB ASC 932-235-50- 6.

We have reviewed Item 1202(a)(2) of Regulation S-K and believe that the oil and gas reserve information required is present in the Summary of Oil and Gas Reserves table and following discussion of total proved developed and proved undeveloped reserves activity of our geographic areas and distinguishes between Ghana (Jubilee and TEN fields) and the U.S. Gulf of Mexico (acquisition of DGE). However, we respectfully acknowledge the Staff’s comment and recognize the information is not presented in tabular format and as such, we will revise the presentation going forward to explicitly present the oil and gas reserve information by geographic area in tabular format. Similarly, as it relates to our Net Proved Developed and Undeveloped Reserves table on page 125, we believe the reserve information by geographic area is presented in the table and related footnotes, however, we acknowledge that it is not presented between proved developed and proved undeveloped reserves as required under FASB ASC 932-235-50-6. As noted above, this information is available in our Summary of Oil and Gas Reserves table and related footnotes on page 20. We will revise the presentation

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

going forward to present the proved developed and proved undeveloped reserves by geographic area in tabular format.

2.	In your response to comment 3 of our letter dated September 10, 2018, you stated your expectations to provide expanded disclosure regarding the progress made to convert proved undeveloped reserves during the current fiscal year and to quantify the investment made to convert proved undeveloped reserves to proved developed reserves. It is unclear where this expanded disclosure has been provided. Refer to Item 1203(c) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise that the timing of our 2018 drilling program in Ghana was delayed due to factors including partner approvals surrounding rig selection and therefore the level of investment and progress made during 2018 to convert proved undeveloped reserves to proved developed reserves was not as significant as anticipated. Our disclosure is included on page 21 and states that 2.0 MMBbl of proved undeveloped reserves were converted to proved developed through the completion of a new well in TEN. The amount of investment to bring the well online of $10 million was not considered significant to disclose. To the extent, in future periods, the capital expenditures employed to convert proved undeveloped reserves to proved developed reserves is significant, we will disclose such information.

Consolidated Financial Statements of Kosmos Energy Ltd. Supplemental Oil and Gas Data (Unaudited)

Net Proved Developed and Undeveloped Reserves, page 125

3.	Please expand your tabular disclosure to include the net quantities of your proved developed reserves and proved undeveloped reserves as of December 31, 2015. Refer to FASB ASC 932-235-50-4 and Example 1 in 932-235-55-2, which requires disclosure of the beginning and the end of the year reserve balances for all periods presented.

We respectfully acknowledge the Staff’s comment and recognize that the net quantities of proved developed reserves and proved undeveloped reserves are not presented as of December 31, 2015. The net quantities of proved developed reserves and proved undeveloped reserves as of December 31, 2015 was included in Form 10-K for the Year Ended December 31, 2017. We will ensure that the Supplemental Oil and Gas Data tabular format to include the beginning and end of year balances for net proved developed reserves and proved undeveloped reserves going forward in accordance with FASB ASC 932-235-50-4.

Changes in the Standardized Measure for Discounted Cash Flows, page 129

4.	We note your disclosure of changes in standardized measure of discounted cash flows includes an adjustment for “Changes in timing and other.” Provide us with a description of the nature of this adjustment. Refer to FASB ASC 932-235-50-5 and ASC 932-235-50- 36.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

We respectfully acknowledge the Staff’s comment and as a result have determined that certain items within the Changes in timing and other line would be more accurately reflected in other existing lines within the Changes in the Standardized Measure for Discounted Cash Flows table. Please refer to the revised table below which illustrates the reclassifications. We do not believe that the changes are material to the reader to understand our oil and gas reserve information. In future periods, we will ensure that all significant changes in standardized measure are included in the appropriate line items or add additional line items if warranted to ensure Changes in timing and other remains a relatively insignificant amount. Additionally, we will update the table to reflect the below changes in our 2019 10-K filing.

Changes in the Standardized Measure for Discounted Cash Flows

	Ghana	U.S. Gulf of Mexico	Equity Method Investment-Equatorial Guinea	Total
	(In millions)
Balance at December 31, 2017	$971	$—	$130	$1,101
Purchase of minerals in place	—	1,487	—	1,487
Sales and transfers 2018	(545)	(117)	(287)	(949)
Extensions and discoveries	—	—	—	—
Net changes in prices and costs	1,137	—	271	1,408
Previously estimated development costs incurred during the period	105	—	—	105
Net changes in development costs	15	—	(29)	(14)
Revisions of previous quantity estimates	398	—	385	783
Net changes in tax expenses	(565)	—	(136)	(701)
Accretion of discount	112	—	30	142
Changes in timing and other	(88)	—	27	(61)
Balance at December 31, 2018	$1,540	$1,370	$391	$3,301

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/Thomas P. Chambers
Thomas P. Chambers
Senior Vice President and Chief Financial Officer

cc:	Andy Inglis

Byron B. Rooney, Esq.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024